October 28, 2013

Via EDGAR

Kathryn McHale
Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PacWest Bancorp
Registration Statement on Form S-4
Filed September 12, 2013
File No. 333-191130
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-30747

Dear Ms. McHale:

On behalf of PacWest Bancorp (“PacWest” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated October 9, 2013 regarding the Company’s preliminary joint proxy statement/prospectus on Form S-4, filed with the Commission on September 12, 2013 (the “Preliminary S-4”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings. It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate. Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 1 to the Preliminary S-4 (the “Revised Preliminary S-4”) with the Commission today, which includes the revised disclosure and certain other updated information.

Registration Statement on Form S-4

Cover page/Letter to Stockholders

1.              Please include the aggregate cash offered in the merger in addition to the per share quantification you have provided.

The Company respectfully advises the Staff that it has revised the disclosure in the letter to stockholders in response to this comment.

2.              Please revise the letter to stockholders to clearly disclose that CapitalSource’s shareholders have dissenter/appraisal rights.  Additionally, add a reference to the first Q&A on page 10 and the “Appraisal Rights” section on page 99.

The Company respectfully advises the Staff that it has revised the disclosure in the letter to stockholders in response to this comment.

Background of the Merger, page 59

3.                                      Please revise to discuss in greater detail why the management of PacWest decided to pursue a business combination with CapitalSource rather than other third parties.

The Company respectfully advises the Staff that it has revised the disclosure on page 60 in response to this comment.

4.                                      You disclose that between March 28, 2013 and July 22, 2013, PacWest and CapitalSource held multiple discussions to structure, negotiate and finalize the terms of the merger agreement.  Please revise this section to disclose in greater detail the terms that were negotiated, revised and agreed upon.  In particular, your revised disclosure should disclose and quantify, as applicable:

•                  the price negotiations between the PacWest and CapitalSource management teams preceding the “enhanced proposal” communicated by Mr. Wagner to Mr. Pieczynski;

•                  the material terms of the merger agreement negotiated between the parties’ legal advisors between June and July 2013; and

•                  the “open issues” and “key issues” discussed from July 10 - 11, 2013 and the “remaining issues” in the merger agreement that were resolved on or around July 22, 2013.

The Company respectfully advises the Staff that it has revised the disclosure on pages 59 to 64 in response to this comment.

5.                                     Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the reciprocal stock option agreements.

The Company respectfully advises the Staff that it has revised the disclosure on pages 62 to 63 in response to this comment.

6.                                      Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by J.P. Morgan and Jefferies in connection with rendering the fairness opinions.

The Company has been advised that counsel for each of J.P. Morgan Securities LLC (“J.P. Morgan”) and Jefferies LLC (“Jefferies”) is providing to the Staff under separate cover and on a confidential basis the reports prepared by each of them in connection with rendering their respective fairness opinions to the CapitalSource board of directors and the PacWest board of directors at their respective board meetings on July 18, 2013 with respect to PacWest and on July 22, 2013 with respect to both CapitalSource and PacWest.

7.                                      We note your disclosure that management provided “certain internal financial analyses and forecasts” and “prospects” to the other Board or their advisors.  Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

The Company respectfully advises the Staff that it is providing to the Staff under separate cover and on a confidential basis certain internal financial forecasts provided by the Company’s management to J.P. Morgan. The Company has been advised that counsel for CapitalSource is providing to the Staff under separate cover and on a confidential basis certain internal financial forecasts provided by CapitalSource’s management to Jefferies. In addition, the Company respectfully advises the Staff that it has added sections titled “The Merger — Certain CapitalSource Unaudited Prospective Financial Information” beginning on page 74 and “The Merger — Certain PacWest Unaudited Prospective Financial Information” beginning on page 86 in response to this comment.

Recommendation of the CapitalSource Board of Directors..., page 63

8.                                      Please revise to add a bullet discussing the consideration, if any, that the CapitalSource board gave to the merger litigations.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 in response to this comment.

Appraisal Rights, page 99

9.                                      Please revise to restate the date of the CapitalSource special meeting in this section.

The Company respectfully advises the Staff that it has revised the disclosure on page 103 in response to this comment.

Litigation Related to the Merger, page 126

10.                              Please revise to quantify, to the extent you are able, the potential losses related to the merger litigations.

The Company respectfully advises the Staff that, due to the preliminary stage at which these litigations now stand, the Company is unable at this point to reasonably estimate potential losses or range of losses, if any, related to the merger litigations. The Company has not at this point established any accrual with respect to these litigations consistent with ASC 450-20-50-5.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Adjustments, page 132

11.                               Please revise to provide a pro forma note which discloses the purchase price allocation for each of the assets acquired and liabilities assumed as well as the intangible assets recorded.

The Company respectfully advises the Staff that it has revised the disclosure in note (d) on page 137 in response to this comment to show the purchase price allocation for each of the assets acquired and liabilities assumed together with the intangible assets recorded.

12.                               Please revise to disclose separately each of the individual amounts attributable to cash and investment securities and include separate pro forma balance sheet adjustments as well.

The Company respectfully advises the Staff that it has revised the disclosure on pages 136 and 137 to separately disclose each of the individual amounts attributable to cash and investment securities together with separate pro forma balance sheet adjustments for such assets.  In addition, the estimated cash consideration was revised to $477.3 million from $475.9 million as a result of an updated share amount of CapitalSource common stock being used.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Earnings Adjustments, page 136

13.                               Please revise the notes to the pro forma financial statements to disclose the specific amounts of the discounts and premiums recorded on each of the individual assets acquired and liabilities assumed as well as the estimated lives over which these amounts will be recognized.

The Company respectfully advises the Staff that it has revised the disclosure on pages 141 and 142 in response to this comment to show the specific amounts of the discounts and premiums recorded on each of the individual assets acquired and liabilities assumed and the estimated lives over which these amounts will be recognized.

14.                               We note the pro forma adjustments (l) and (y) to eliminate the historical provision for loan losses. Please remove these pro forma adjustments from your next amendment or tell us how the elimination of the historical loan loss provision meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure on pages 139 and 140 in response to this comment to remove the adjustments to eliminate historical provisions for loan losses.  In addition, notes (m) and (y) (previously notes (l) and (y)) on pages 141 and 142 have been revised to state that because the acquired loans are recorded at fair value, which includes an estimate of lifetime credit losses, the Company expects that provisions for credit losses on the acquired loan portfolio post-closing would not be as great as the historical provisions.

15.                               We note the pro forma adjustment (m) to eliminate the historical FDIC loss share expense. Tell us how the elimination of the historical FDIC loss share expense meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure on pages 139 and 140 in response to this comment to remove the adjustments to eliminate the historical FDIC loss share expense.  In addition, note (n) (previously note (m)) on page 141 has been revised to state that because the acquired FDIC loss sharing asset is recorded at fair value, which includes an estimate of future losses on assets covered by FDIC shared loss agreements, the Company expects that the FDIC loss sharing expense on acquired covered assets would not be as great as the historical loss sharing expense.

16.                               Please revise pro forma adjustment (n) to summarize the impact of the determination to discontinue the operations of the EPS division for the periods presented.

The Company respectfully advises the Staff that it has revised the disclosure in note (o) (previously note (n)) on page 141 in response to this comment to summarize the impact of the discontinued operation of the EPS division for the periods presented.

17.                               We note the pro forma adjustment (p) to eliminate the amortization of the historical FDIC clawback amortization. Tell us how the elimination of the historical FDIC clawback amortization meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure on pages 139 to 141 in response to this comment to eliminate the historical FDIC clawback amortization.

18.                               Please revise pro forma adjustment (q) to discuss and quantify the individually material nonrecurring acquisition costs directly related to the transaction.

The Company respectfully advises the Staff that it has revised note (q) on page 142 in response to this comment to discuss and quantify the individually nonrecurring acquisition costs directly related to the transaction for the periods presented and the pro forma statement of earnings for the year ended December 31, 2012 has been revised to reclassify $1.482 million of FCAL historical acquisition and integration costs previously included in ‘other’ under noninterest expense.

Legal Opinions, page 157

19.                               Please provide the addresses of counsels pursuant to Paragraph 23 of Schedule A to the Securities Act.

The Company respectfully advises the Staff that it has revised the disclosure on page 162 in response to this comment.

Exhibits

General

20.                               We note that you have filed a form of opinion and consent as exhibits 5.1 and 23.4, respectively.  Please file a signed and dated opinion and consent.

The Company respectfully advises the Staff that an executed opinion and consent have been filed with the Revised Preliminary S-4 as exhibits 5.1 and 23.4, respectively.

21.                               We note that you intend to file certain exhibits at a later date.  Please file these exhibits as soon as possible to facilitate our review of the registration statement.

The Company respectfully advises the Staff that it has filed each of the exhibits that were not filed with the Preliminary S-4.  The tax opinions are being filed in form with the Revised Preliminary S-4.  Executed versions of the tax opinions will be filed prior to the effectiveness of the Revised Preliminary S-4.

Exhibits 99.1 and 99.2

22.                               We note that the consents of Jefferies LLC and J.P. Morgan Securities LLC, filed respectively as Exhibits 99.1 and 99.2, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Jefferies, in the case of Exhibit 99.1, and J.P. Morgan, in the case of Exhibit 99.2, consents to the quotation or summarization of its opinion in the registration statement.  Please refile the consents with the proper representation.

The Company respectfully advises the Staff that revised consents of Jefferies and J.P. Morgan have been filed with the Revised Preliminary S-4 as exhibits 99.1 and 99.2, respectively.

PacWest Bancorp - Form 10-K for the Fiscal Year Ended December 31, 2012

Definitive Proxy Statement on Schedule 14A

Certain Relationships..., page 40

23.                              We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other persons”.  Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K.  Please revise future filings to include the correct language for the representation.

The Company confirms that “other persons” refers to persons not related to the Company.  The Company confirms that it will provide the correct representation in future filings.

In connection with this response to the Staff’s comments and questions, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Jared M. Wolff
(PacWest Bancorp)

Kori Ogrosky
(CapitalSource Inc.)

Matthew M. Guest
(Wachtell, Lipton, Rosen & Katz)